SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 6 )

                                HOENIG GROUP INC.
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                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $.01
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                         (Title of Class of Securities)

                                    434396107
         --------------------------------------------------------------
                                 (CUSIP Number)

               KATHRYN L. HOENIG, GENERAL COUNSEL AND SECRETARY,
       HOENIG GROUP INC., RECKSON EXECUTIVE PARK, 4 INTERNATIONAL DRIVE,
                              RYE BROOK, NY 10573
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                JANUARY 29, 2000
         --------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.   434396107
         ---------------

                                  SCHEDULE 13D

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CUSIP NO. 434396107                                    PAGE 2 OF 7 PAGES
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     FREDRIC P. SAPIRSTEIN

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(A)[ ]
                                                                        (B)[ ]

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3    SEC USE ONLY


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4    SOURCE OF FUNDS (See Instructions)
     PF

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5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     or 2(e) [ ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.A.

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                7     SOLE VOTING POWER
                      1,477,400

   NUMBER OF    ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY         0
   OWNED BY
     EACH       ----------------------------------------------------------------
   REPORTING    9     SOLE DISPOSITIVE POWER
    PERSON            1,477,400
     WITH
                ----------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER
                      0

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11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,477,400

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12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
       Instructions)

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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       15.3%

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14     TYPE OF REPORTING PERSON (See Instructions)
       IN

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                                                               PAGE 3 OF 7 PAGES



            This Amendment Number 6 to the Schedule 13D filed by Fredric P. Sapirstein dated February 14, 2000 reflects the vesting of options to purchase a total of 75,000 shares of Common Stock, and amends Items 3, 5, 6 and 7 of the
Schedule 13D as follows:

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            Item 3 is hereby amended by adding the following:

            This Amendment No. 6 relates to the partial vesting of two previously granted stock options with respect to a total of 75,000 shares of Common Stock. On January 29, 2000, the second tranche of a non-qualified stock option to purchase a total of 180,000 shares of Common Stock, which was granted to the Reporting Person on January 29, 1998, vested. This second tranche consisted of 60,000 shares of Common Stock.

            On January 20, 2000, the first tranche of an incentive stock option to purchase a total of 45,000 shares of Common Stock, which was granted to the Reporting Person on January 20, 1999, vested. This first tranche consisted of 15,000 shares of Common Stock.

            On January 25, 2000, under the Hoenig Group Inc. 1996 Long-Term Stock Incentive Plan, the Reporting Person was granted a ten-year, non-qualified stock option to purchase 150,000 shares of Common Stock at an exercise price of $9.437 per share as part of the Reporting Person's 1999 compensation. One third of the option (i.e., 50,000 shares of Common Stock) vests on each of January 25, 2001, January 25, 2002 and January 25, 2003.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            Item 5 is hereby amended by substituting the following for subsection (a) thereof:

            (a) According to the Corporation's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999, as of November 10, 1999 the Corporation had issued and outstanding 8,618,173 shares of Common Stock.

            The Reporting Person is the beneficial owner of 1,477,400 shares of Common Stock or 15.3% of the outstanding Common Stock, consisting of (i) 442,400 shares of Common Stock owned directly and (ii) 1,035,000 shares of Common Stock of which the Reporting Person has beneficial ownership pursuant to stock options that have not yet been exercised.

            Item 5 is further amended by substituting the following for the first paragraph of subsection (b) thereof:

            (b) The Reporting Person has the sole power to vote, or to direct the vote of, 1,477,400 shares of Common Stock, and sole power to dispose of, or to direct the disposition of, 1,477,400 shares of Common Stock. The Reporting Person does not share the power to vote, or to direct the vote of, or power to dispose of, or to direct the disposition of, any shares of Common Stock.

                                                               PAGE 4 OF 7 PAGES



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            Item 6 is hereby amended by deleting the last paragraph and by adding the following:

            On January 29, 2000, the second tranche of a non-qualified stock option to purchase a total of 180,000 shares of Common Stock, which was granted to the Reporting Person on January 29, 1998, vested. This second tranche consisted of 60,000 shares of Common Stock.

            On January 20, 2000, the first tranche of an incentive stock option to purchase a total of 45,000 shares of Common Stock, which was granted to the Reporting Person on January 20, 1999, vested. This first tranche consisted of 15,000 shares of Common Stock.

            On January 25, 2000, under the Hoenig Group Inc. 1996 Long-Term Stock Incentive Plan, the Reporting Person was granted a ten-year, non-qualified stock option to purchase 150,000 shares of Common Stock at an exercise price of $9.437 per share as part of the Reporting Person's 1999 compensation. One third of the option (i.e., 50,000 shares of Common Stock) vests on each of January 25, 2001, January 25, 2002 and January 25, 2003.

            The Reporting Person has beneficial ownership of 1,035,000 shares of Common Stock pursuant to stock options that have not been exercised.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            Item 7 is hereby amended by adding the following:

            Exhibit M - Hoenig Group Inc. 1996 Long-Term Stock Incentive Plan Grant Certificate, dated January 25, 2000, issued to Fredric P. Sapirstein.

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                                                               PAGE 5 OF 7 PAGES



SIGNATURE.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2000



                                       /s/ Fredric P. Sapirstein
                                       -----------------------------------------
                                       Fredric P. Sapirstein

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                                                               PAGE 6 OF 7 PAGES



                                                                       EXHIBIT M

                                HOENIG GROUP INC.
                       1996 LONG-TERM STOCK INCENTIVE PLAN
                                GRANT CERTIFICATE

This Grant Certificate evidences the grant of an option pursuant to the provisions of the 1996 Long-Term Stock Incentive Plan (the "Plan") of Hoenig Group Inc. (the "Company") to the individual whose name appears below (the "Grantee"), covering the specific number of shares of Common Stock of the Company ("Shares") set forth below, pursuant to the provisions of the Plan and on the following express terms and conditions:

1.    Name of Grantee:

            Fredric P. Sapirstein

2.    Number of Shares which are subject to this option:

            150,000

3.    Exercise price of Shares subject to this option:

            $9.437

4.    Date of grant of this option:

            January 25, 2000

5.    Vesting:

            50,000 Shares on January 25, 2001
            50,000 Shares on January 25, 2002
            50,000 Shares on January 25, 2003

6.    Termination date of this option:

            January 24, 2010, or, if earlier, 90 days following termination of employment (one year if termination is on account of death or Disability, or immediately if that termination is for Cause). In the event of a termination of Grantee's employment by the Company other than for Cause or by the Grantee for Good Reason, all of the shares subject to this Option shall immediately become vested and exercisable and shall remain exercisable for three months following such termination of employment.

            The definition of "Disability", "Cause" and "Good Reason" used in this grant certificate shall have the same meanings given them in the Grantee's employment agreement with the Company, dated January 1, 2000.

7.    Type of Option:

            Non-Qualified Stock Option

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                                                               PAGE 7 OF 7 PAGES



The Grantee hereby acknowledges receipt of a copy of the Plan and the Plan Prospectus as presently in effect. The text and all of the terms and provisions of the Plan are incorporated herein by reference, and this option is subject to such terms and provisions in all respects.

At any time when the Grantee wishes to exercise this option, in whole or in part, the Grantee shall submit to the Company a written notice of exercise, specifying the exercise date and the number of shares to be exercised, and shall remit to the Company the exercise price and all applicable withholding and other taxes.

HOENIG GROUP INC.                               AGREED TO AND ACCEPTED BY:


By:  /s/ Alan B. Herzog                         /s/ Fredric P. Sapirstein
     -------------------------------            --------------------------------
Name: Alan B. Herzog                            Fredric P. Sapirstein
Title: Chief Operating Officer